SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                        Under the Securities Act of 1934

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 14, 1999
             (Date of Event which Requires Filing of This Statement)


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CUSIP No. 29404N-209                                                 Page 2 of 5


                                  SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON                         ARCADE INVESTMENTS LIMITED
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [_]
                                                                        (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                                                              WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    The Bahamas
________________________________________________________________________________
              7    SOLE VOTING POWER

  NUMBER OF                                        5,100,000 (see No. 11, below)
   SHARES     _________________________________________________________________
BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY
    EACH                                                                      0
 REPORTING    _________________________________________________________________
   PERSON     9    SOLE DISPOSITIVE POWER
    WITH
                                                   5,100,000 (see No. 11, below)
              _________________________________________________________________
              10   SHARED DISPOSITIVE POWER

                                                                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Convertible Preferred Shares (500,000 shares, each convertible    5,000,000
       into Ten (10) shares of the Issuer's Common Stock)
     Common Shares                                                       100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          48.4 %
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                                                          IV, CO
________________________________________________________________________________

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CUSIP No. 29404N-209                                                 Page 3 of 5

                                  SCHEDULE 13D

Item 1. Security and Issuer

        Class of Securities:       Common Stock, par value $.001

        Name of Issuer:            ENVIROKARE TECH, INC.
        Address of Issuer:         2470 Chandler Avenue, Suite 5
                                   Las Vegas, Nevada  89120
                                   Tel.: 702-262-1999   Fax: 702-262-1909

Item 2. Identity and Background

     (a)  Names:

     This Statement is filed by ARCADE INVESTMENTS LIMITED ("ARCADE"), as the direct beneficial owner of 500,000 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Shares") and 100,000 shares of Common Stock of the Issuer. Additionally, information for these Items 2-6 is being provided for the following officers and directors of ARCADE: Isaac Collie - President/Director; Shaniqua McPhee - Director; and Janeen Curtis - Secretary.

     (b)  Residence or business addresses:

     The principal executive office of ARCADE is located at 21 East Drive, Garston, Watford, ENGLAND WD2 6AH.

     The principal business address of each of Isaac Collie, Shaniqua McPhee and Janeen Curtis is Suite 61, Shirley Street, P.O. Box N 7521, Nassau, Bahamas.

     (c)  Principal businesses or occupations:

     The principal business of ARCADE is investing in, and holding, securities.

     The principal occupation of Isaac Collie is an Investment Banker, and the principal occupations of Shaniqua McPhee and of Janeen Curtis are Company Administrators. Each of these persons is employed by ARCADE and working at the Bahamas address specified in (b) above.

     (d)  Not applicable

     (e)  Not applicable

     (f)  Citizenship:

     ARCADE is a private corporation organized under the laws of The Bahamas. Each of Isaac Collie, Shaniqua McPhee and Janeen Curtis is a citizen of The Bahamas.


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CUSIP No. 29404N-209                                                 Page 4 of 5

                                  SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

     The total amount of funds required by ARCADE to acquire the Convertible Preferred Shares and the Common Stock were provided by ARCADE's cash on hand and no funds were borrowed for such purpose. None of Isaac Collie, Shaniqua McPhee or Janeen Curtis has any direct ownership of Convertible Preferred Shares or of the Common Stock of the Issuer.

Item 4. Purpose of Transaction

     The purposes of the transactions were solely for investment purposes.

Item 5. Interest in Securities of the Issuer

     (a)  Aggregate number of securities       500,000   shares  of  Convertible
                                               Preferred Stock, each convertible
                                               at any time until 10/13/01,  into
                                               ten (10)  shares of Common  Stock
                                               of   the    Issuer.    Equivalent
                                               position   therefore    5,000,000
                                               shares  of  Common  Stock  of the
                                               Issuer.

                                               100,000 shares of Common Stock

          Percentage of class of securities:   48.4%


     (b)  Sole voting power:                   5,100,000*
          Shared voting power:                 0
          Sole dispositive power:              5,100,000*
          Shared dispositive power:            0

     * Assumes conversion of all of the Convertible Preferred Shares @ 10 shares of Common Stock.

     (c) The only transactions by the Reporting Person in the Issuer's reported securities were: (1) the Reporting Person's purchase of the Convertible Preferred Shares on October 14, 1999, at a purchase price of $0.50 per share; and (2) the Reporting Person's purchase of 100,000 shares of Common Stock on February 18, 2000, at a purchase price of $1.50 per share. Both transactions were effected as private placements exempt from registration requirements of the Securities Act of 1933 (the "Act") pursuant to Regulation S promulgated under the Act, since the offers and sales in both cases were made to "non-U.S. persons outside the United States of America."


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CUSIP No. 29404N-209                                                 Page 5 of 5

                                  SCHEDULE 13D

     (d)  No other person has such rights other than the Reporting Person.

     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None


Item 7. Material to be Filed as Exhibits

     Not applicable


DISCLAIMER OF BENEFICIAL OWNERSHIP

     Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 29, 2000                ARCADE INVESTMENTS LIMITED


                                        By: /s/ E. Isaac Collie
                                            ---------------------------------
                                            Name: E. Isaac Collie
                                            Title:    President/Director